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                           April 17, 2023

       Howard W. Lutnick
       Chief Executive Officer
       BGC Group, Inc.
       c/o BGC Partners, Inc.
       499 Park Avenue
       New York, New York 10022

                                                        Re: BGC Group, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 6, 2023
                                                            File No. 333-271168

       Dear Howard W. Lutnick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at (202) 551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              David K. Lam